SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2012

Commission File Number 0-28800

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2012, incorporated by reference herein:

Exhibit

99.1   Release dated October 25, 2012, entitled "REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2012".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 25, 2012   By: /s/ Themba Gwebu
                                              Name: Themba Gwebu
                                              Title: Company Secretary

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
JSE share code: DRD • ISIN: ZAE 000058723 • Issuer code: DUSM
NYSE trading symbol: DRD • ("DRDGOLD" or "the Group")

DRDGOLD LIMITED

RESULTS FOR THE QUARTER ENDED 30 SEPTEMBER 2012 (Q1 FY2013)

KEY FEATURES FROM CONTINUING OPERATIONS

- Gold production up 11% to 35 815 oz
- Gold revenue up 34% to R526.8 million
- Operating profit up 51% to R173.7 million

REVIEW OF OPERATIONS		Quarter	Quarter	% change	Quarter	% change
Group		**Sep 2012**	Jun 2012		Sep 2011	Q1 2013 vs Q1 2012
Gold production						
Continuing operations	oz	**35 815**	32 216	11	34 562	4
	kg	**1 114**	1 002	11	1 075	4
Discontinued operations	oz	–	12 023	–	29 000	–
	kg	–	374	–	902	–
Group	oz	**35 815**	44 239	(19)	63 562	(44)
	kg	**1 114**	1 376	(19)	1 977	(44)
Gold production sold						
Continuing operations	oz	**37 905**	29 966	26	36 523	4
	kg	**1 179**	932	26	1 136	4
Discontinued operations	oz	–	10 737	–	29 000	–
	kg	–	334	–	902	–
Group	oz	**37 905**	40 703	(7)	65 523	(42)
	kg	**1 179**	1 266	(7)	2 038	(42)
Cash operating costs						
Continuing operations	US$ per oz	**1 151**	1 161	(1)	1 141	1
	ZAR per kg	**305 265**	302 221	1	260 189	17
Discontinued operations	US$ per oz	–	1 590	–	1 502	–
	ZAR per kg	–	432 307	–	342 642	–
Group	US$ per oz	**1 151**	1 278	(10)	1 305	(12)
	ZAR per kg	**305 265**	337 579	(10)	297 808	3
Gold price received	US$ per oz	**1 685**	1 575	7	1 734	(3)
	ZAR per kg	**446 783**	421 834	6	395 568	13
Capital expenditure	US$ million	**9.7**	11.7	(17)	9.9	(2)
	ZAR million	**79.6**	94.6	(16)	77.9	2

STOCK

Issued capital

385 383 767 ordinary no par value shares

6 205 559 treasury shares held within the group

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed: 404 486 078

STOCK TRADED	JSE	NYSE*
Average volume for the quarter per day ('000)	381	372
% of issued stock traded (annualised)	26	25
Price • high	R5.49	$0.671
• low	R4.49	$0.535
• close	R5.40	$0.635

This data represents per share data and not ADS data – one ADS reflects 10 ordinary shares

Dear shareholder

Our Group results for the first quarter of the 2013 financial year are the first to reflect the performance of DRDGOLD as a gold surface retreatment-focused company. Control of Blyvooruitzicht Gold Mining Company Limited (Blyvoor) passed fully to Village Main Reef Limited (Village) during the previous quarter, and therefore these results are not directly comparable with those of the previous quarter.

It is all the more pleasing, therefore, to report that we have made a strong start to the new financial year, recording continued improvement by our consolidated surface retreatment operation, Ergo, in a number of key areas in the quarter under review.

By way of brief introduction to more detailed commentary below on Ergo's operating and financial performance, gold production rose by 11% on the previous quarter, reflecting improvement in both throughput and yield. The volume increase flowed from continued, satisfactory progress in bringing together the various components contained within Ergo's very large geographical footprint.

The increase in gold production, together with a higher average rand gold price received, resulted in a 34% increase in gold revenue to R526.8 million. Although cash operating costs rose by 12% to R340.1 million due mainly to the higher cost of power and the annual wage increase for employees coming into effect, we delivered a 51% improvement in operating profit to R173.7 million. Headline earnings per share decreased by 2 South African (SA) cents to 20 SA cents, the previous quarter's earnings having been boosted by a substantial non-cash, deferred tax credit.

A feature of Ergo's aforementioned consolidation has been the introduction by management of a number of health, safety and environmental initiatives to familiarise members of the integrated workforce with the requirements of their enlarged working environment. We expect the proactive work being done in the area of safety to address some deterioration in key parameters we have noted during the quarter under review.

Detailed operational review

CONTINUING OPERATIONS (ERGO)

Q1 2013 V Q4 2012

Gold production rose by 11% to 35 815oz, a consequence both of a 1% increase in throughput to 5 598 000t and of an 11% increase in yield to 0.20g/t. While the former reflects continuing stabilisation in the operating performance of the Crown-Ergo pipeline and completion of the closure of the Crown plant, the latter is a consequence of a significant improvement in the yield of material recovered from the Cason Dump.

Cash operating costs were well contained to a 1% increase at R305 265/kg, notwithstanding two months' payment of power utility Eskom's winter tariff – a 60% premium to the normal rate – and implementation of wage increases.

Operating profit increased by 51% to R173.7 million due both to the rise in gold production and a 6% increase in the average rand gold price received to R446 783/kg.

Capital expenditure, 6% higher at R81.4 million, was directed mainly towards the flotation/fine-grind project, which is progressing on schedule and on budget.

Q1 2013 V Q1 2012

Gold production was up 4% from 34 562oz as a result of a 7% increase in throughput from 5 231 000t, which was partially offset by a 5% decline in yield from 0.21g/t. Higher throughput reflects the positive impact of the Crown-Ergo pipeline coming on stream.

Cash operating costs rose 17% from R260 189/kg, due mainly to electricity price and wage increases as well as higher throughput.

Operating profit increased by 11% from R156.5 million, a consequence both of higher production and a 13% increase in the average rand gold price received from R395 568/kg.

EXPLORATION

Exploration activity in Zimbabwe during the quarter remained focused on the John Bull, Leny and Ascot targets at Norton on Zimbabwe's Greenstone Belt, the KT target at Gweru and the Guinea Fowl River alluvial target.

Commissioning of the alluvial gold recovery plant at Guinea Fowl River has started, and we should be able to form a high-level view of the potential of this asset by March 2013.

Over the next few months, we will evaluate the economic viability of a number of surface tailings dumps as a stand-alone circuit.

LOOKING AHEAD

Our two principal priorities for the foreseeable future remain to bring steady state to our consolidated Ergo circuit, and delivering on the timeline of the fine-grind project. Our uranium feasibility study is continuing, and we await the outcome of testwork being done on our behalf by Mintek.

Alongside all of this, there is also the continued subject matter of our sustainable development focus areas as reported earlier, specifically that of water consumption and human and social development. Both of these will remain at the forefront of our strategic planning and implementation. We invite all to access and read our sustainable development report which we posted on our website.

Niël Pretorius – Chief executive officer
25 October 2012

The condensed consolidated financial statements are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS), and South African Statements and Interpretations of Statements of Generally Accepted Accounting Practice (AC 500 Series). The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual financial statements for the year ended 30 June 2012.

CONDENSED	Quarter	Quarter	Quarter
Statement of comprehensive income	**Sep 2012** **Rm** **Unaudited**	Jun 2012 Rm Unaudited	Sep 2011 Rm Unaudited
Gold and silver revenue	**526.8**	393.5	449.6
Net operating costs	**(353.1)**	(278.7)	(293.1)
Cash operating costs	**(340.1)**	(302.8)	(279.7)
Movement in gold in process	**(13.0)**	24.1	(13.4)
Operating profit	**173.7**	114.8	156.5
Depreciation	**(34.2)**	(29.7)	(27.2)
Movement in provision for environmental rehabilitation	**(10.0)**	(36.6)	(7.1)
Retrenchment costs	**–**	–	–
Net operating profit	**129.5**	48.5	122.2
Impairments	**–**	(1.1)	–
Environmental rehabilitation costs	**(17.2)**	(10.0)	(14.5)
Corporate, administration and other expenses	**(34.0)**	(45.0)	(25.6)
Share-based payments	**(0.3)**	(0.6)	(0.4)
Net loss on financial liabilities measured at amortised cost	**–**	–	(0.3)
Profit/(loss) on disposal of assets	**2.5**	(9.6)	–
Finance income	**33.6**	7.8	5.4
Finance expenses	**(4.0)**	0.1	(4.5)
Profit/(loss) before taxation	**110.1**	(9.9)	82.3
Income tax	**9.9**	8.6	(5.8)
Deferred tax	**(26.7)**	77.7	(34.6)
Net profit for the period	**93.3**	76.4	41.9
Discontinued operations			
(Loss)/profit for the period from discontinued operations	**–**	(1.5)	41.2
Loss on sale of subsidiary	**–**	(10.5)	–
Net profit for the period	**93.3**	64.4	83.1
Attributable to:			
Equity owners of the parent	**78.6**	58.1	75.4
Non-controlling interest	**14.7**	6.3	7.7
	93.3	64.4	83.1
Other comprehensive income			
Foreign exchange translation and other	**4.9**	(2.2)	(2.6)
Net gain/(loss) on disposal of an available-for-sale financial asset	**0.3**	(6.7)	–
Mark-to-market of available-for-sale investments	**(36.3)**	19.2	–
Total comprehensive income for the period	**62.2**	74.7	80.5
Attributable to:			
Equity owners of the parent	**47.5**	69.4	72.8
Non-controlling interest	**14.7**	5.3	7.7
	62.2	74.7	80.5

CONDENSED	Quarter	Quarter	Quarter
Statement of comprehensive income	**Sep 2012** **Rm** **Unaudited**	Jun 2012 Rm Unaudited	Sep 2011 Rm Unaudited
Reconciliation of headline earnings			
Net profit	**78.6**	58.1	75.4
Adjusted for:			
– Impairments	**–**	1.1	–
– (Profit)/loss on disposal of assets	**(2.5)**	9.6	–
– Taxation thereon	**0.5**	1.7	–
– Loss on sale of subsidiary	**–**	10.5	–
– Net gain on disposal of an available-for-sale financial asset reclassified from equity	**–**	(6.7)	–
– Non-controlling interest in headline earnings adjustment	**0.6**	4.9	–
Headline earnings	**77.2**	79.2	75.4
Headline earnings per share – cents			
– From continuing operations	**20**	22	12
– From total operations	**20**	21	20
Basic earnings per share – cents			
– From continuing operations	**21**	18	12
– From total operations	**21**	15	20
Diluted headline earnings per share – cents	**20**	21	20
Diluted basic earnings per share – cents	**21**	15	20
Calculated on the weighted average ordinary shares issued of :	**379 178 208**	382 373 999	384 884 379

CONDENSED	As at	As at	As at
Statement of financial position	**30 Sep 2012** **Rm** **Unaudited**	30 Jun 2012 Rm Audited	30 Sep 2011 Rm Unaudited
Assets			
Non-current assets	**1 999.0**	2 021.6	1 817.4
Property, plant and equipment	**1 692.8**	1 641.6	1 599.0
Non-current investments and other assets	**125.7**	176.1	25.1
Environmental rehabilitation trust funds and investments	**174.1**	165.6	136.0
Deferred tax asset	**6.4**	38.3	57.3
Current assets	**712.8**	470.6	599.8
Inventories	**91.8**	105.8	115.1
Trade and other receivables	**211.1**	66.3	190.8
Cash and cash equivalents	**409.9**	298.5	293.9
Total assets	**2 711.8**	2 492.2	2 417.2
Equity and liabilities			
Equity	**1 657.6**	1 633.9	1 271.2
Equity of the owners of the parent	**1 416.2**	1 497.2	1 291.6
Non-controlling interest	**241.4**	136.7	(20.4)
Non-current liabilities	**753.6**	597.3	689.5
Loans and borrowings	**166.0**	–	40.0
Post-retirement and other employee benefits	**6.1**	6.0	6.4
Provision for environmental rehabilitation	**513.8**	504.3	497.8
Deferred tax liability	**67.7**	87.0	145.3
Current liabilities	**300.6**	261.0	456.5
Trade and other payables	**269.8**	230.3	375.8
Loans and borrowings	**30.8**	30.7	80.7
Total equity and liabilities	**2 711.8**	2 492.2	2 417.2

CONDENSED	Quarter	Quarter	Quarter
Statement of changes in equity	**Sep 2012** **Rm** **Unaudited**	Jun 2012 Rm Unaudited	Sep 2011 Rm Unaudited
Balance at the beginning of the period	**1 633.9**	1 482.7	1 219.2
Share capital issued	**(0.3)**	(0.5)	–
– for costs	**(0.3)**	(0.5)	–
Increase in share-based payment reserve	**0.3**	1.4	0.4
Net profit attributable to equity owners of the parent	**78.6**	58.1	75.4
Net profit attributable to non-controlling interest	**14.7**	6.3	7.7
Disposal of subsidiary attributable to non-controlling interest	**–**	97.5	–
Dividends declared	**(38.5)**	–	(28.9)
Treasury shares acquired	**–**	(21.9)	–
Fair value adjustment on available-for-sale investments	**(36.3)**	–	–
Other comprehensive income	**5.2**	10.3	(2.6)
Balance as at the end of the period	**1 657.6**	1 633.9	1 271.2

CONDENSED	Quarter	Quarter	Quarter
Statement of cash flows	**Sep 2012** **Rm** **Unaudited**	Jun 2012 Rm Unaudited	Sep 2011 Rm Unaudited
Net cash inflow from operations	**32.0**	116.2	117.9
Net cash outflow from investing activities	**(85.3)**	(171.5)	(83.1)
Net cash in/(out)flow from financing activities	**164.7**	(26.0)	–
– Loans and other	**164.7**	(4.1)	–
– Treasury shares acquired	**–**	(21.9)	–
Increase/(decrease) in cash and cash equivalents	**111.4**	(81.3)	34.8
Opening cash and cash equivalents	**298.5**	379.8	259.1
Closing cash and cash equivalents	**409.9**	298.5	293.9
Reconciliation of net cash inflow from operations			
Profit/(loss) before taxation	**110.1**	(9.9)	82.3
(Loss)/profit before taxation from discontinued operations	**–**	(1.5)	41.2
	110.1	(11.4)	123.5
Adjusted for:			
Movement in gold in process	**13.0**	(35.1)	14.9
Depreciation and impairment	**34.2**	29.1	27.8
Movement in provision for environmental rehabilitation	**10.0**	36.5	7.3
Share-based payments	**0.3**	1.4	0.4
Loss on financial liabilities measured at amortised costs	**–**	–	0.3
(Profit)/loss on disposal of assets	**(2.5)**	9.6	–
Finance expense and unwinding of provisions	**1.1**	(0.6)	2.7
Growth in Environmental Trust Funds	**(1.5)**	(2.8)	(1.7)
Other non-cash items	**(1.9)**	(5.7)	(1.7)
Taxation refund/(paid)	**7.0**	(7.1)	–
Working capital changes	**(137.8)**	102.3	(55.6)
Net cash inflow from operations	**32.0**	116.2	117.9

CONTINUING OPERATIONS KEY OPERATING AND FINANCIAL RESULTS (Unaudited)		Metric	Imperial
Ore milled (t000)	Sep 2012 Qtr	5 598	6 170
	Jun 2012 Qtr	5 525	6 090
Yield (g/t) (oz/t)	Sep 2012 Qtr	0.20	0.006
	Jun 2012 Qtr	0.18	0.005
Gold produced (kg)/(oz)	Sep 2012 Qtr	1 114	35 815
	Jun 2012 Qtr	1 002	32 216
Cash operating costs (ZAR/kg) (US$/oz)	Sep 2012 Qtr	305 265	1 151
	Jun 2012 Qtr	302 221	1 161
Cash operating costs (ZAR/t) (US$/t)	Sep 2012 Qtr	61	7
	Jun 2012 Qtr	55	6
Gold and silver revenue (ZAR million) (US$ million)	Sep 2012 Qtr	526.8	63.9
	Jun 2012 Qtr	393.5	48.1
Operating profit/(loss) (ZAR million) (US$ million)	Sep 2012 Qtr	173.7	21.1
	Jun 2012 Qtr	114.8	13.8
Capital expenditure (ZAR million) (US$ million)	Sep 2012 Qtr	79.6	9.7
	Jun 2012 Qtr	82.5	10.3

CONTINUING OPERATIONS CASH OPERATING COSTS RECONCILIATION		
R million unless otherwise stated		
Total cash costs	Sep 2012 Qtr	406.0
	Jun 2012 Qtr	328.5
Movement in gold in process	Sep 2012 Qtr	(13.0)
	Jun 2012 Qtr	24.1
Less: Assessment rates, rehabilitation and other	Sep 2012 Qtr	33.6
	Jun 2012 Qtr	22.2
Less: Corporate and general administration costs	Sep 2012 Qtr	19.3
	Jun 2012 Qtr	27.6
Cash operating costs	Sep 2012 Qtr	340.1
	Jun 2012 Qtr	302.8
Gold produced (kg)	Sep 2012 Qtr	1 114
	Jun 2012 Qtr	1 002
Total cash operating costs (R/kg)	Sep 2012 Qtr	305 265
	Jun 2012 Qtr	302 221
Total cash operating costs (US$/oz)	Sep 2012 Qtr	1 151
	Jun 2012 Qtr	1 161



DIRECTORS (*British)(American)**

Executives: DJ Pretorius *(Chief executive officer)*,
CC Barnes *(Chief financial officer)*
Independent non-executives: GC Campbell* *(Non-executive chairman)*,
RP Hume, EA Jeneker, J Turk**
Company secretary: TJ Gwebu

FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS AT:

Tel: +27 (0)11 470 2600   Fax: +27 (0)11 470 2618
Web: http://www.drdgold.com
Quadrum Office Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg 1700 • South Africa